SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For March 2005
Commission File Number 0-28800
______________________
DRDGOLD Limited
45 Empire Road
Parktown
Johannesburg, South Africa, 2193
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes
No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-102800) and Registration Statement on Form F-4 (Registration No. 333-121386) of DRDGOLD Limited (the "Company") filed with the Securities and Exchange Commission on September 30, 2003 and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached to the Registrant Form 6-K filing for the month of March 2005, incorporated by reference herein:

Exhibit

99.1 Release dated March 15, 2005, entitled “Appointment of Company Secretary”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: March 15, 2005

By:   /s/ Andrea Townsend

Name: Andrea Townsend

Title: Company Secretary

Exhibit 99.1
APPOINTMENT OF COMPANY SECRETARY
DRDGOLD Limited
(Formerly Durban Roodepoort Deep, Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
Share code: DRD
ISIN: ZAE000058723
ARBN number: 086 277 616
NASDAQ trading symbol: DROOY
(“DRDGOLD”)
APPOINTMENT OF COMPANY SECRETARY
DRDGOLD has appointed DRDGOLD’s Assistant Legal Advisor, Mr Themba John Gwebu, as Group Company Secretary with effect from April 1, 2005.
The auditing and business advisory firm Ernst & Young will be contracted on an ad hoc outsourced basis to provide company secretarial support and training and guidance on corporate governance matters.
Mr Gwebu, a former Magistrate, holds a B.Iuris degree from the University of the North West, an LLB and a Masters Degree in Law from The University of South Africa and a Diploma in Corporate Law from Rand Afrikaans University.
Johannesburg
March 15, 2005
Sponsor
Standard Bank